

GRACO

January 27, 2009

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-09249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of January 26, 2009.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:dmw

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 26, 2009**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-09249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the
filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On January 26, 2009, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the year ended December 26, 2008. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated January 26, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: January 27, 2009   By: _____
                                        Karen Park Gallivan
                                        Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG


GRACO

News Release

FOR IMMEDIATE RELEASE:
Monday, January 26, 2009

FOR FURTHER INFORMATION:
James A. Graner (612) 623-6635

GRACO REPORTS FOURTH QUARTER AND ANNUAL SALES AND EARNINGS

MINNEAPOLIS, MN (January 26, 2009) - Graco Inc. **(NYSE: GGG)** today announced results for the quarter and year ended December 26, 2008.

Summary

$ in millions except per share amounts

	Fourth Quarter Ended			Year Ended		
	Dec 26, 2008	Dec 28, 2007	% Change	Dec 26, 2008	Dec 28, 2007	% Change
Net Sales	$ 166.7	$ 205.2	(19)%	$ 817.3	$ 841.3	(3)%
Net Earnings	10.1	35.7	(72)%	120.9	152.8	(21)%
Diluted Net Earnings per Common Share	$ 0.17	$ 0.56	(70)%	$ 1.99	$ 2.32	(14)%

- Sales and order rates for the quarter decreased in all segments and regions.
- Actions were taken in the fourth quarter to better align operations and assets with expected economic conditions.
- Costs of workforce reductions and impairment charges reduced diluted earnings by approximately $0.08 per share.
- Costs related to the rollout of entry-level paint sprayers to additional paint and home center stores are expected to provide future returns in the form of market share growth. Such costs totaled $6 million in the fourth quarter and reduced diluted earnings by approximately $0.06 per share.
- Currency translation had a favorable effect of $4 million on net earnings for the year, but had an unfavorable effect of $3 million in the fourth quarter.
- Positive cash flow from operations for the year was $162 million, down 8 percent compared to last year.
- We continued to implement long-term growth strategies including acquisitions (Airlessco® and LubeSci™) and expanded product and market development.

"We are confident that our business model, strong management and long-term growth strategies are positioning the Company for future profitable growth. Our solid balance sheet and strong cash flow allow us to continue to strategically fund growth initiatives for new products and international expansion," said Patrick J. McHale, President and Chief Executive Officer.

Consolidated Results

Sales for the quarter were lower than the comparable period last year in all regions, decreasing 17 percent in the Americas, 21 percent in Europe and 22 percent in Asia Pacific. Translation rates had an adverse impact on sales, contributing approximately 3 percentage points of the 19 percent decrease for the quarter.

Sales for the year were 3 percent lower than last year, with a 9 percent decrease in the Americas, an 8 percent increase in Europe and a 3 percent increase in Asia Pacific. Approximately 5 percentage points of the growth in Europe was from currency translation.

Sales include a total of $4 million for the quarter and $12 million for the year from GlasCraft® and Airlessco® operations acquired in 2008.

year, sales were down 3 percent. Solid growth in Europe and Asia Pacific was not enough to offset the 7 percent decrease in the Americas. Improvement in year-to-date operating profitability is related to the integration and consolidation of Lubrication operations in 2007, although segment profitability has also been affected by a sales decline in the higher-margin vehicle services product line.

Outlook

"We expect that economic conditions will continue to present a challenging operating environment in the coming year" said Patrick J. McHale, President and Chief Executive Officer. "We have taken steps to better align our operations with market conditions. Workforce reductions are expected to yield savings of $9 million in 2009. We are also selectively reducing capital expenditures and discretionary spending to further control costs. We expect headwinds from less favorable currency translation and an $18 million increase in pension cost in 2009. We believe that a cash contribution to the plan will not be required in 2009, however we will consider possible contributions later in the year. We intend to continue making targeted investments in key operating and growth strategies including expenditures for improving manufacturing efficiencies, new product development, expanding distribution, entering new markets and pursuing acquisitions. We believe that by doing so, we are placing the Company and its shareholders in a position to benefit from the economic recovery when it comes."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2007 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call, including slides via webcast, with analysts and institutional investors will be held Tuesday, January 27, 2009, at 11:00 a.m. ET to discuss Graco's fourth quarter and year-end results. Graco management will host the call.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company's website at www.graco.com under Investor Relations. Slides will be available on January 27 at 9 a.m. ET. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on January 27, 2009, by dialing 800.405.2236, Conference ID #11124982, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same Conference ID #. The replay by telephone will be available through January 30, 2009.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

More . . .

GRACO INC. AND SUBSIDIARIES

Consolidated Statements of Earnings (Unaudited)

(in thousands, except per share amounts)	Fourth Quarter Ended		Year Ended	
	Dec 26, 2008	Dec 28, 2007	Dec 26, 2008	Dec 28, 2007
Net Sales	$ 166,689	$ 205,190	$ 817,270	$ 841,339
Cost of products sold	85,288	95,504	385,093	393,913
Gross Profit	81,401	109,686	432,177	447,426
Product development	9,953	7,374	36,558	30,277
Selling, marketing and distribution	36,582	32,946	138,665	124,508
General and administrative	19,447	15,223	69,589	60,161
Operating Earnings	15,419	54,143	187,365	232,480
Interest expense	2,190	1,499	7,633	3,433
Other expense, net	547	186	1,153	211
Earnings Before Income Taxes	12,682	52,458	178,579	228,836
Income taxes	2,600	16,800	57,700	76,000
Net Earnings	$ 10,082	$ 35,658	$ 120,879	$ 152,836
Net Earnings per Common Share				
Basic	$ 0.17	$ 0.57	$ 2.01	$ 2.35
Diluted	0.17	$ 0.56	$ 1.99	$ 2.32
Weighted Average Number of Shares				
Basic	59,493	62,663	60,264	65,043
Diluted	59,837	63,434	60,835	65,984

Segment Information (Unaudited)

	Fourth Quarter Ended		Year Ended	
	Dec 26, 2008	Dec 28, 2007	Dec 26, 2008	Dec 28, 2007
Net Sales				
Industrial	$ 97,913	$ 117,588	$ 462,941	$ 444,725
Contractor	50,780	66,072	266,772	306,703
Lubrication	17,996	21,530	87,557	89,911
Consolidated	$ 166,689	$ 205,190	$ 817,270	$ 841,339
Operating Earnings				
Industrial	$ 20,393	$ 40,708	$ 138,240	$ 152,278
Contractor	(2,507)	14,866	47,156	81,528
Lubrication	142	1,408	12,475	9,252
Unallocated corporate	(2,609)	(2,839)	(10,506)	(10,578)
Consolidated	$ 15,419	$ 54,143	$ 187,365	$ 232,480

GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets (Unaudited)
(In thousands)

	Dec 26, 2008	Dec 28, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,119	$ 4,922
Accounts receivable, less allowances of		
$6,600 and $6,500	127,505	140,489
Inventories	91,604	74,737
Deferred income taxes	23,007	21,650
Other current assets	6,360	7,034
Total current assets	260,595	248,832
Property, Plant and Equipment		
Cost	326,729	306,073
Accumulated depreciation	(176,975)	(165,479)
Property, plant and equipment, net	149,754	140,594
Prepaid Pension	-	31,823
Goodwill	91,740	67,204
Other Intangible Assets, net	52,231	41,889
Deferred Income Taxes	18,919	-
Other Assets	6,611	6,382
Total Assets	$ 579,850	$ 536,724
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 18,311	$ 18,991
Trade accounts payable	18,834	27,379
Salaries, wages and commissions	17,179	20,470
Dividends payable	11,312	11,476
Other current liabilities	55,524	47,561
Total current liabilities	121,160	125,877
Long-term Debt	180,000	107,060
Retirement Benefits and Deferred Compensation	108,656	40,639
Uncertain Tax Positions	2,400	5,400
Deferred Income Taxes	-	13,074
Shareholders' Equity		
Common stock	59,516	61,964
Additional paid-in-capital	174,161	156,420
Retained earnings	8,445	32,986
Accumulated other comprehensive income (loss)	(74,488)	(6,696)
Total shareholders' equity	167,634	244,674
Total Liabilities and Shareholders' Equity	$ 579,850	$ 536,724

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Year Ended	
	Dec 26, 2008	Dec 28, 2007
Cash Flows From Operating Activities		
Net Earnings	$ 120,879	$ 152,836
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization	35,495	28,665
Deferred income taxes	(160)	(1,590)
Share-based compensation	9,051	8,583
Excess tax benefit related to share-based payment arrangements	(2,873)	(4,508)
Change in		
Accounts receivable	14,965	(1,844)
Inventories	(9,937)	2,045
Trade accounts payable	(6,806)	(2,314)
Salaries, wages and commissions	(3,169)	(6,527)
Retirement benefits and deferred compensation	(2,672)	(2,290)
Other accrued liabilities	5,658	4,666
Other	2,047	(625)
Net cash provided by operating activities	162,478	177,097
Cash Flows From Investing Activities		
Property, plant and equipment additions	(29,102)	(36,869)
Proceeds from sale of property, plant and equipment	1,768	296
Investment in life insurance	(1,499)	(1,499)
Capitalized software and other intangible asset additions	(1,327)	(85)
Acquisitions of businesses, net of cash acquired	(55,186)	-
Net cash used in investing activities	(85,346)	(38,157)
Cash Flows From Financing Activities		
Net borrowings (payments) on short-term lines of credit	(1,329)	(312)
Borrowings on long-term line of credit	242,849	158,351
Payments on long-term line of credit	(169,909)	(51,295)
Excess tax benefit related to share-based payment arrangements	2,873	4,508
Common stock issued	13,701	24,055
Common stock retired	(114,836)	(230,412)
Cash dividends paid	(44,702)	(43,188)
Net cash provided by (used in) financing activities	(71,353)	(138,293)
Effect of exchange rate changes on cash	1,418	(1,596)
Net increase (decrease) in cash and cash equivalents	7,197	(949)
Cash and cash equivalents		
Beginning of year	4,922	5,871
End of period	$ 12,119	$ 4,922

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